UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 3, 2017

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT (SEE "OFFER AND DISTRIBUTION RESTRICTIONS" BELOW)

Credit Suisse Securities (Europe) Limited Announces Any and All Tender Offers for

Certain Securities

3 March 2017. Credit Suisse Securities (Europe) Limited (the Offeror*) announces today invitations to holders of the outstanding securities described in the table below (together the Securities and each series of the Securities a Series) to tender any and all such securities for purchase by the Offeror for cash (each such invitation an Any and All Offer and, together, the Any and All Offers).

This announcement does not contain the full terms and conditions of the Any and All Offers which are contained in the tender offer memorandum dated 3 March 2017 (the Tender Offer Memorandum) prepared by the Offeror. The Any and All Offers are subject to the offer restrictions set out below and as more fully described in the Tender Offer Memorandum. Holders of the Securities are advised to read carefully the Tender Offer Memorandum, copies of which are (subject to distribution restrictions) available from the Information and Tender Agents as set out below, and at the following web address: http://www.lucid-is.com/cs. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

* Together with the issuers of the Securities, as described in the Tender Offer Memorandum.

Details of the Any and All Offers

Title of Securities	Issuer	ISIN / CUSIP Number	Outstanding Principal Amount (in millions)(1)	Fixed Spread	Reference Treasury Security	Bloomberg Reference Page	Total Consideration(2)
Floating Rate Notes due November 2017	Credit Suisse AG, acting through its London Branch	XS1319598188	€1,500	Not Applicable	Not Applicable	Not Applicable	€1,005.00
Floating Rate Notes due December 2017	Credit Suisse AG, acting through its London Branch	XS1079975808	€1,500	Not Applicable	Not Applicable	Not Applicable	€1,005.25
Floating Rate Notes due February 2018	Credit Suisse AG, acting through its London Branch	XS1366341433	€1,600	Not Applicable	Not Applicable	Not Applicable	€1,005.75
6 per cent. Subordinated Notes due February 2018	Credit Suisse AG, acting through its New York Branch	US22541HCC43 / 22541HCC4	U.S.$1,188	60 basis points	1.125 per cent. U.S. Treasury Notes due 28 February 2019	PX1	To be determined as described in the Tender Offer Memorandum
5.60 per cent. Notes due July 2040	Credit Suisse AG, acting through its London Branch	XS0523210770	U.S.$10	145 basis points	2.875 per cent. U.S. Treasury Notes due 15 November 2046	PX1	To be determined as described in the Tender Offer Memorandum
1.64 per cent. Notes due June 2042	Credit Suisse AG, acting through its London Branch	XS0787882835	U.S.$20	155 basis points	2.875 per cent. U.S. Treasury Notes due 15 November 2046	PX1	To be determined as described in the Tender Offer Memorandum

(1)       Principal amount of the Securities outstanding, excluding Securities previously purchased by the Offeror or its affiliates and held by the Offeror or its affiliates.

(2)       Per U.S.$1,000 or €1,000, as applicable, in principal amount of the Securities. Interest accrued and unpaid on the relevant Securities from (and including) the immediately preceding interest payment date for such Securities to (but excluding) the applicable Settlement Date (Accrued Interest) will also be paid.

Rationale for the Any and All Offers

The Any and All Offers are consistent with the Offeror’s proactive approach to managing overall liability composition and optimizing interest expense, while maintaining its strong liquidity, funding and capital position.

Any and All Offers

Total Consideration in respect of the Any and All Offers

In respect of any Securities validly tendered and accepted for purchase pursuant to the relevant Any and All Offer, the Offeror will pay a cash purchase price per U.S.$1,000 or €1,000, as applicable, in principal amount equal to the Total Consideration for the relevant Series which will be:

(a)	in respect of the Floating Rate Notes due November 2017 (ISIN: XS1319598188), the Floating Rate Notes due December 2017 (ISIN: XS1079975808) and the Floating Rate Notes due February 2018 (ISIN: XS1366341433), as set out in the table above; and
(b)	in respect of the 6 per cent. Subordinated Notes due February 2018 (ISIN: US22541HCC43 / CUSIP Number: 22541HCC4), the 5.60 per cent. Notes due July 2040 (ISIN: XS0523210770) and the 1.64 per cent. Notes due June 2042 (ISIN: XS0787882835) (together the Fixed Spread Securities), an amount determined in the manner described in the Tender Offer Memorandum by reference to the Purchase Yield for the relevant Series being the sum of (i) the Fixed Spread specified for the relevant Series in the table above and (ii) the Reference Yield based on the bid side price of the Reference Treasury Security specified for the relevant Series in the table above as reported on Bloomberg Reference Page PX1 at 10.00 a.m. (New York City time) on 13 March 2017.

Accrued Interest

The Offeror will also pay an Accrued Interest Payment in respect of Securities accepted for purchase pursuant to the Any and All Offers.

Settlement of the Any and All Offers

The Total Consideration and Accrued Interest Payment for Securities validly tendered pursuant to an Any and All Offer at or prior to the Expiration Deadline, and accepted for purchase, will be paid to Holders on the applicable Settlement Date.

Each Settlement Date will be:

(i)	in the case of Securities of any Series which are the subject of a valid Tender Instruction that has been received by the relevant Information and Tender Agent at or prior to the applicable Expiration Deadline and have been accepted for purchase pursuant to the relevant Any and All Offer, promptly after the applicable Expiration Deadline, currently expected to be 15 March 2017; and
(ii)	in the case of Securities of any Series which have been validly tendered according to the guaranteed delivery procedures described in the Tender Offer Memorandum and accepted for purchase pursuant to the relevant Any and All Offer, promptly after the date which falls on the second Business Day after the applicable Expiration Deadline, currently expected to be 16 March 2017.

Tender Instructions

In order to participate in an Any and All Offer, and be eligible to receive the relevant Total Consideration and Accrued Interest Payment pursuant to the relevant Any and All Offer, Holders must validly tender their Securities by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the relevant Information and Tender Agent by the applicable Any and All Offers Expiration Deadline.

If any Holder wishes to tender its Securities in the relevant Any and All Offer but such Holder cannot comply with the procedures for the submission of a valid Tender Instruction by the Expiration Deadline, such Holder may tender its Securities according to the guaranteed delivery procedures described in the Tender Offer Memorandum.

Tender Instructions and Notices of Guaranteed Delivery may be withdrawn at any time from the time of their submission until at or prior to 12.00 noon (New York City time) on 13 March 2017 (such time and date with respect to each Any and All Offer, as the same may be extended, the Withdrawal Deadline), except where additional withdrawal rights are required by law.

Tender Instructions must be submitted in respect of a minimum principal amount of Securities of the relevant Series of no less than the minimum denomination for such Series and may thereafter be submitted in integral multiples of the relevant amount set out in the Tender Offer Memorandum.

Indicative Timetable for the Any and All Offers

Events	Times and Dates (All times are New York City time)
Commencement of the Any and All Offers	3 March 2017
Price Determination Time for Fixed Spread Securities	10.00 a.m. on 13 March 2017
Withdrawal Deadline	12.00 noon on 13 March 2017
Expiration Deadline	12.00 noon on 13 March 2017
Announcement of Results	As promptly as practicable after the Expiration Deadline (currently expected to be 14 March 2017)
Guaranteed Delivery Deadline	5.00 p.m. on 15 March 2017
Settlement Date	Promptly after the Expiration Deadline (currently expected to be 15 March 2017, other than in the case of Securities validly tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Memorandum, for which it is expected to be 16 March 2017)

The above times and dates are subject to the right of the Offeror to extend, amend and/or terminate any of the Any and All Offers (subject to applicable law and as provided in the Tender Offer Memorandum) as described in the Tender Offer Memorandum.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would need to receive instructions from a Holder in order for that Holder to be able to participate in, or (in the circumstances in which withdrawal is permitted) withdraw their instruction to participate in, an Any and All Offer before the deadlines set out above. The deadlines set by any such intermediary and each Clearing System for the submission and withdrawal of Tender Instructions (and, where applicable, Notices of Guaranteed Delivery) may be earlier than the relevant deadlines set out above and in the Tender Offer Memorandum.

Unless stated otherwise, the Offeror may choose to make announcements in connection with the Any and All Offers in any reasonable manner (including on the relevant Reuters Insider Screen), but it will have no obligation to make announcements in any particular manner other than (i) in the case of any announcement relating to the Any and All Offers in respect of those Securities currently listed on the regulated market of the Luxembourg Stock Exchange, by way of a publication on the website of the Luxembourg Stock Exchange at www.bourse.lu and (ii) by issuing a press release to a Notifying News Service. Copies of all such announcements, press releases and notices can also be obtained from the Information and Tender Agents, the contact details for which are below. Significant delays may be experienced where notices are delivered to the Clearing Systems and Holders are urged to contact the Information and Tender Agents for the relevant announcements during the course of the Any and All Offers. In addition, Holders may contact the Dealer Manager for information using the contact details below.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on the procedures for participating in, any Any and All Offer.

Credit Suisse Securities (Europe) Limited is acting as Dealer Manager, D.F. King & Co., Inc. is acting as U.S. Information and Tender Agent and Lucid Issuer Services Limited is acting as European Information and Tender Agent.

Questions and requests for assistance in connection with the Any and All Offers may be directed to the Dealer Manager:

The Dealer Manager

Credit Suisse Securities (Europe) Limited

One Cabot Square

London E14 4QJ

United Kingdom

Telephone:

Within the United States:

(800) 820-1653 (U.S. toll free)

(212) 538-2147 (Collect)

Outside the United States:

+44 20 7883 8763 / +44 20 7888 9350

Attention: Liability Management Group

Email: liability.management@credit-suisse.com

Questions and requests for assistance in connection with the delivery of Tender Instructions may be directed to the relevant Information and Tender Agent.

The Information and Tender Agents
In respect of Securities held in or through DTC:	In respect of Securities held in or through Euroclear or Clearstream, Luxembourg:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

United States

Banks and Brokers (Collect):

+1 (212) 269 5550

All others (U.S. toll free):

+1 (800) 431 9643

Attention: Andrew Beck

Email: cs@dfking.com

By Facsimile Transmission: +1 (212) 709 3328

Confirmation by Telephone: +1 (212) 269 5552

Lucid Issuer Services Limited Tankerton Works 12 Argyle Walk London WC1H 8HA United Kingdom Telephone: +44 20 7704 0880 Attention: Paul Kamminga / Sunjeeve Patel Email: cs@lucid-is.com

Copies of the Tender Offer Memorandum and the related Notice of Guaranteed Delivery are available, subject to distribution restrictions, at the following web address: http://www.lucid-is.com/cs.

This announcement contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Any and All Offers described above and, insofar as it relates to such information, it is made on behalf of (i) Credit Suisse AG, acting through its London Branch, (ii) Credit Suisse AG, acting through its New York Branch and (iii) Credit Suisse (USA), Inc., in each case as Issuer of the relevant Series. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Gina Orlins, Managing Director, Co-Head of Global Execution at Credit Suisse AG.

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. The Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Any and All Offers. If any Holder is in any doubt as to the content of this announcement or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Securities pursuant to the Any and All Offers. None of the Offeror, the Dealer Manager, the Information and Tender Agents or any of the Issuers makes any recommendation as to whether Holders should tender Securities pursuant to the Any and All Offers.

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager, the Issuers and the Information and Tender Agents to inform themselves about and to observe any such restrictions. Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Securities (and tenders of Securities in any Any and All Offer will not be accepted from Holders) in any circumstances in which such offer or solicitation is unlawful. In any jurisdiction where the securities, blue sky or other laws require an Any and All Offer to be made by a licensed broker or dealer and any of the Offeror's affiliates is such a licensed broker or dealer in such jurisdiction, such Any and All Offer shall be deemed to be made by such affiliate on behalf of the Offeror in such jurisdiction and, specifically, in any such jurisdiction located in the United States such Any and All Offer shall be deemed to be made by Credit Suisse Securities (USA) LLC.

Italy. None of the Any and All Offers, this announcement, the Tender Offer Memorandum or any other document or materials relating to the Any and All Offers have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. The Any and All Offers are being carried out in the Republic of Italy (Italy) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the Financial Services Act) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Holders or beneficial owners of the Securities that are resident and/or located in Italy can tender the Securities for purchase in the Any and All Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended from time to time) and in compliance with any other applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Any and All Offers.

United Kingdom. This announcement and the Tender Offer Memorandum have been issued by Credit Suisse Securities (Europe) Limited (the Offeror) of One Cabot Square, London E14 4QJ, United Kingdom, which is authorised and regulated by the Financial Conduct Authority (the FCA) of 25 The North Colonnade, London E14 5HS, United Kingdom. This announcement and the Tender Offer Memorandum are being distributed only to existing holders of the Securities, and are only addressed to such existing Holders in the United Kingdom where they would (if they were clients of the Offeror) be per se professional clients or per se eligible counterparties of the Offeror within the meaning of the FCA rules. Neither this announcement nor the Tender Offer Memorandum is addressed to or directed at any persons who would be retail clients within the meaning of the FCA rules and any such persons should not act or rely on this announcement or the Tender Offer Memorandum. Recipients of this announcement or the Tender Offer Memorandum should note that the Offeror is acting on its own account in relation to the Any and All Offers and will not be responsible to any other person for providing the protections which would be afforded to clients of the Offeror or for providing advice in relation to the Any and All Offers.

In addition, the communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Any and All Offers has not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and the communication of such documents and/or materials as a financial promotion is only being made to (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order), (iii) persons falling within Article 43(2) of the Financial Promotion Order, or (iv) other persons to whom it may lawfully be communicated.

Belgium. The Any and All Offers are not being made, directly or indirectly, to the public in Belgium. None of this announcement, the Tender Offer Memorandum or any other document or material relating to the Any and All Offers has been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten / Autorité des services marchés financiers) and, accordingly, the Any and All Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Any and All Offers may not be advertised and the Any and All Offers will not be extended, and none of this announcement, the Tender Offer Memorandum or any other document or material relating to the Any and All Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of investment instruments and the admission to trading of investment instruments on a regulated market (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Any and All Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France. The Any and All Offers are not being made, directly or indirectly, to the public in the Republic of France (France). None of this announcement, the Tender Offer Memorandum or any other document or material relating to the Any and All Offers has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Any and All Offers. Neither this announcement nor the Tender Offer Memorandum have been or will be submitted for clearance to or approved by the Autorité des Marchés Financiers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Heidi Schmid Obrist
Heidi Schmid Obrist
Date: March 3, 2017		Director